UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 16, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CREO PRODUCTS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

- and -

MANAGEMENT INFORMATION CIRCULAR

January 12, 2001

Creo Products Inc. 3700 Gilmore Way Burnaby, British Columbia Canada V5G 4M1	Tel: 604.451.2700 Fax: 604.437.9891 Int: IR@creo.com

January 12, 2001

Dear Creo Shareholder:

We are pleased to invite you to the Annual General Meeting (the "Meeting") of the shareholders of Creo Products Inc., which will be held at The Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia on Wednesday, February 21, 2001 at 3:00 p.m. (Vancouver time). The formal Notice of Meeting and Management Information Circular, which are contained in the following pages, outline the actions to be considered by the shareholders at the Meeting.

We hope that you will be able to attend the Meeting. However, if you are unable to be present, we would appreciate your taking a few minutes now to complete, sign and return your proxy in the enclosed envelope. Regardless of the number of shares you own, your vote is important.

Thank you for your continued interest in, and support for, Creo.

Yours sincerely,

/s/	Amos Michelson	/s/	Raffi Amit	/s/	Yoav Chelouche

	Amos Michelson		Raffi Amit		Yoav Chelouche
	Chief Executive Officer		Co-Chair of the Board		Co-Chair of the Board

NOTICE OF ANNUAL MEETING

CREO PRODUCTS INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Creo Products Inc. ("Creo") will be held at The Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia on Wednesday, February 21, 2001 at 3:00 p.m. (Vancouver time) for the following purposes:

1.          to receive and consider the annual report to shareholders of the directors of Creo;

2.          to receive and consider the consolidated financial statements for the year ended September 30, 2000 and the auditors'
             report thereon;

3.          to elect directors of Creo for the ensuing year;

4.          to approve and confirm, by ordinary resolution, certain amendments to Creo's Incentive Stock Option Plan as more fully described in the accompanying Information Circular;

5.          to appoint KPMG LLP, Chartered Accountants, as Creo's auditor and to authorize the directors to fix their remuneration;
             and

6.          to transact such other business as may properly be brought before the Meeting.

Further particulars of the above matters are set out in the attached Management Information Circular.

If you cannot be present in person, please complete, sign, date and return the accompanying form of proxy in the enclosed envelope, as soon as possible.

By Order of the Board of Directors

/s/ Michael C. Graydon
Michael C. Graydon
Executive Vice-President
Chief Financial Officer and Corporate Secretary

Burnaby, British Columbia
January 12, 2001

TABLE OF CONTENTS

EXCHANGE RATE INFORMATION	1
GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment of Proxyholders	1
Action to be Taken under Proxy	1
Discretionary Authority	2
Revocation of Proxy	2
Non-registered Shareholders	2
Voting Shares	3
Principal Holders of Common Shares	3
MATTERS TO BE ACTED ON AT THE MEETING	3
Election of Directors	3
Appointment of Auditor	5
Amendment to 1996 Stock Option Plan	5
EXECUTIVE COMPENSATION	6
Stock Options	7
Report on Executive Compensation	9
Performance Graph	10
CORPORATE GOVERNANCE	11
Statement On Corporate Governance Practices	11
Mandate of the Board and the Board's Expectations for Management	11
Composition of the Board	12
Audit Committee	12
Compensation, Nominating and Corporate Governance Committee	12
Finance Committee	13
Shareholder Feedback	13
FINANCIAL STATEMENTS	13
OTHER BUSINESS	13
GENERAL	13

SCHEDULE "A" - RESOLUTION RE AMENDMENT TO OPTION PLAN
SCHEDULE "B" - TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

MANAGEMENT INFORMATION CIRCULAR

EXCHANGE RATE INFORMATION

         In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated Bank of Canada noon buying rate (the "Noon Buying Rate"), the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period is based on the North American closing rate:

	Year Ended September 30
	1998	1999	2000
High	1.5650	1.5425	1.4978
Low	1.3811	1.4576	1.4433
Average	1.4441	1.5058	1.4689
Rate at period end	1.5312	1.4674	1.5035

         On January 12, 2001, the Noon Buying Rate was U.S.$1.00=Cdn$1.5184.

GENERAL PROXY INFORMATION

Solicitation of Proxies

         This Circular accompanies the Notice of Annual Meeting (the "Notice of Meeting") of the holders of the common shares of Creo Products Inc. ("Creo") to be held at The Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia on Wednesday, February 21, 2001 at 3:00 p.m. (Vancouver time), and any adjournment thereof (the "Meeting"), and is provided in connection with the solicitation of proxies by or on behalf of the management of Creo for use at the Meeting. The cost of soliciting proxies will be borne by Creo. While most proxies will be solicited by mail only, some shareholders may also be contacted by directors, officers or employees of Creo by telephone, facsimile or other similar means of communication.

         Except where otherwise indicated, the information contained in this Circular is given as of January 12, 2001.

Appointment of Proxyholders

         The persons named in the accompanying form of proxy are directors or officers of Creo. A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting. To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or submit another appropriate form of proxy.

         To be valid, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. Persons signing as executors, administrators, or trustees should so indicate.

         To be acted on, a proxy properly executed by the shareholder must be received by Montreal Trust Company, Creo's registrar and transfer agent, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada (fax: 604-683-3694) no later than 3:00 p.m. (Vancouver time) on February 20, 2001 or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened.

Action to be Taken under Proxy

         On any ballot that may be called for, common shares represented by properly executed proxies will be voted for, against or withheld from voting in accordance with the instructions of the shareholder indicated on the proxy. In the absence of any instructions on the proxy or if such instructions are unclear, such common shares will be voted:

    for the election of the persons listed in the proxy as directors of Creo;

    for the resolution approving the amendments to Creo's Incentive Stock Option Plan; and

    for the appointment of KPMG LLP, Chartered Accountants, as Creo's auditor and authorizing the directors to fix their remuneration.

Discretionary Authority

         The enclosed form of proxy confers discretionary authority on the persons named regarding amendments to those matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the management of Creo knows of no such amendment or other matter. If any matters that are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on those matters in accordance with their best judgment.

Revocation of Proxy

         A shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or the shareholder's attorney authorized in writing and deposited at Creo's registered office at 1810-1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 prior to the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof before it is exercised on any particular matter, by voting in person at the Meeting, or in any other manner permitted by law. Attendance at the Meeting will not, by itself, revoke a previously delivered proxy.

Non-registered Shareholders

         Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.

         In many cases, common shares beneficially owned by a person (a "non-registered shareholder") are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency such as The Canadian Depository for Securities Limited of which the intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Creo will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders.

         Intermediaries are required to forward the Meeting Materials to those non-registered shareholders who have not waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

    be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the non-registered shareholder but which is otherwise incomplete. In this case, the non-registered shareholder who wishes to submit a proxy should properly complete the form of proxy and submit it to Creo, c/o Montreal Trust Company, Creo's registrar and transfer agent, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (fax: 604-683-3694); or

    be given a form of proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the non-registered shareholder will be given a page of instructions that contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or the service company.

         In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own. If a non-registered shareholder who receives either form of proxy wishes to attend the Meeting and vote in person (or have another person do so on behalf of the non-registered shareholder), the non-registered shareholder should strike out the persons named in the proxy and insert the name of the non-registered shareholder or other person's name in the blank space provided. In either case, non-registered shareholders should follow the instructions of their intermediary carefully, including the instructions regarding when and where the proxy or proxy authorization form is to be delivered.

         A non-registered shareholder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive Meeting Materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive Meeting materials and to vote, that is not received by the intermediary at least seven (7) days prior to the Meeting.

Voting Shares

         As at January 12, 2001, the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting (the "Record Date"), Creo's issued and outstanding capital consisted of 48,417,431 common shares, each carrying the right to one vote at all meetings of shareholders. A majority of the votes cast, in person or by proxy, is required for approval of each of the matters to be voted on at the Meeting.

         In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), Creo's governing statute, Creo will prepare a list of shareholders as at the close of business on the Record Date. Each holder of common shares named in the list will be entitled to vote the shares shown opposite the name of the shareholder on the list on all resolutions put before the Meeting, except to the extent that: (a) the shareholder has transferred any of those shares after the Record Date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote those shares at the Meeting. A shareholder who does not receive the Notice of Meeting is not deprived of the right to vote at the Meeting.

Principal Holders of Common Shares

         As at the Record Date, the only person who, to the knowledge of Creo's directors and officers, beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than ten percent (10%) of the votes attached to all outstanding common shares, was Scitex Corporation Ltd. ("Scitex"), of Herzlia, Israel, which held 13,250,000 common shares, or 27.37% of those outstanding on the Record Date.

         Scitex is a party to a Standstill Agreement with Creo pursuant to which it has agreed, among other things, that for a period of five years from April 4, 2000 it will not vote against the election of Creo's nominees for election as directors, and that if it votes on an election of directors it will do so in the same way in respect of all nominees proposed by the Creo Board of Directors for election.

MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

         Creo's Articles of Incorporation provide for a Board of Directors consisting of not less than three (3) and not more than nine (9) directors. There are currently nine (9) directors. Under an Asset Purchase Agreement dated January 17, 2000 to which Creo and Scitex are parties (the "Asset Purchase Agreement"), Creo agreed that (i) for so long as Scitex owns 15% or more of Creo's outstanding common shares two persons designated by Scitex and reasonably acceptable to Creo would be included in the slate of nominees proposed by management for election as directors, and use its best efforts to cause such persons to be elected, and (ii) for so long as Scitex owns less than 15% but more than 7.5% of Creo's outstanding common shares, Creo's obligations in this connection would be limited to one person designated by Scitex. Creo's management will propose the nine persons identified below for election as directors at the Meeting. Two of those persons, Yoav Chelouche and Rimon Ben-Shaoul, have been designated by Scitex pursuant to the provisions of the Asset Purchase Agreement described above.

         Each person elected at the Meeting will hold office until the next annual meeting or until that person's successor is elected or appointed, unless they resign or are removed earlier. The CBCA requires that a majority of the directors, and of the members of any committee of the Board of Directors, be resident Canadians.

         The persons named in the enclosed form of proxy intend to vote for the election of the nominees of management set out below, in the absence of directions to the contrary from the shareholders appointing them. Management of Creo has no reason to believe that any of the nominees named below is unable or unwilling to serve as a director. If any such nominee should be unable or unwilling to serve as a director, the form of proxy accompanying this Circular confers the right on the persons named in the proxy, in their discretion, to vote for some other person or persons as directors, unless the proxy specifies that the common shares are to be withheld from voting in the election of directors.

The following table sets out the names of the nine proposed nominees; their municipalities of residence; their principal occupations during the past five (5) years, including all positions and offices currently held by them with Creo; the date upon which each nominee, if currently a director and first became a director.
Name and Municipality of Residence	Director Since	Principal Occupation

Rimon Ben-Shaoul(1) Herzlia, Israel	April 2000	President and Chief Executive Officer, Clal Industries and Investments Ltd., Tel Aviv, Israel

Douglas A. Brengel San Marino, California	August 2000	Senior Managing Director, West Coast Technology Group, Salomon Smith Barney, Inc.

Yoav Z. Chelouche(2)(3) Ramat Hasharon, Israel	April 2000	President and Chief Executive Officer, Scitex Corporation Ltd.

Mark Dance Ladner, British Columbia	New Appointee	Executive Vice President of Creo

Norman B. Francis West Vancouver, British Columbia	August 2000	President and Chief Executive Officer, Pivotal Corporation

Amos Michelson(2)(5) Vancouver, British Columbia	1992	Chief Executive Officer of Creo

Kenneth A. Spencer(1)(2) Vancouver, British Columbia	1985(4)	Corporate Director

Morgan Sturdy West Vancouver, British Columbia	New Appointee	Corporate Director

Charles E. Young Vancouver, British Columbia	1999	President and Chief Executive Officer, Marin Investments Ltd. (a private investment company)

  Member of the Audit Committee. See "Statement on Corporate Governance Practices - Board Committees".

  Member of the Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). See "Statement on Corporate Governance Practices - Board Committees".

  Alternate to Mr. Ben-Shaoul as a Member of the Audit Committee.

  Dr. Spencer did not serve as a director during the period January 1996 to January 1997.

  Mr. Michelson became a non-voting member of the Compensation Committee in April 2000.

         Each of the proposed nominees has been engaged in the principal occupation indicated above for the past five years, except Mr. Ben-Shaoul, Mr. Dance and Mr. Sturdy. Prior to 1997 Mr. Ben-Shaoul held the position of President and Chief Executive Officer of Clal Insurance Company Ltd., of Tel Aviv, Israel, Mr. Dance was Chief Operating Officer of Creo from October 1997 to April 2000, Vice President of Operations January 1997 to October 1997 and prior to December 1996 was Vice President, Product Development. Mr. Sturdy was Executive Vice President and Chief Operation Officer of Nice Inc, USA from April 1999 to April 2000, was President of Nice Canada from September 1997 to April 1999 and prior to September 1997 was President and Chief Executive Officer of Dees Communications Ltd.

         The following table sets out the number of common shares and stock options beneficially owned by each nominee for election to Creo's Board of Directors, directly or indirectly, or over which each nominee or officer exercised control or direction, as of January 12, 2001.
Name	Number of Shares(1)	Percentage of Outstanding Shares	Number of Options

Rimon Ben-Shaoul(2) Director	13,250,000	27.37%	761

Douglas Brengel Director	Nil	Nil	969

Yoav Chelouche(2) Co-Chair of Board of Directors	13,250,000	27.37%	761

Mark Dance Executive Vice President	1,013	0.002%	186,069

Norman Francis Director	Nil	Nil	2,907

Amos Michelson Chief Executive Officer and Director	1,846,658	3.81%	Nil

Kenneth Spencer Director	1,421,948	2.93%	761

Morgan Sturdy Nominee	Nil	Nil	Nil

Charles Young Director	1,104,900	2.26%	761

  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of January 12, 2001 has "beneficial ownership" of that common share. More than one person may be deemed to have beneficial ownership of the same securities.

  By reason of their association with Scitex, Messrs. Ben-Shaoul and Chelouche each have a shared power to dispose of the 13,250,000 common shares issued to Scitex pursuant to the Asset Purchase Agreement.

Appointment of Auditor

         The persons named in the accompanying form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as Creo's auditor, to hold office until the close of the next annual meeting of shareholders, and to authorize the Board of Directors to fix the remuneration of the auditor. KPMG LLP has been Creo's auditor since June 1998. Prior to June 1998 Creo's auditor was Price Waterhouse, Chartered Accountants (now PricewaterhouseCoopers LLP).

Amendment to 1996 Stock Option Plan

         Approval of the shareholders, by ordinary resolution, will be sought at the Meeting to confirm certain amendments to Creo's 1996 Stock Option Plan (the "Plan") that were adopted by the Board of Directors at a meeting on November 15, 2000. These amendments:

  increase the maximum aggregate number of common shares reserved for issuance under the Plan from 8,000,000 to 12,000,000 common shares;

  establish a minimum exercise price being no less than the ten (10) day weighted average of the closing price of the Common shares on NASDAQ as the method for determining the exercise price for any options issued under the Plan;

  delete certain provisions that have become redundant;

  make certain non-substantive language changes; and

  rename the Plan the "Amended and Restated Option Plan".

         The purpose of the proposed amendment to increase the maximum number of shares reserved for issuance under the Plan is to recognize the substantial increase in the number of persons eligible for grants of options under the Plan as the result of the acquisition of the pre-press operations of Scitex, and to ensure that Creo is able to maintain its policy of granting options to employees and others to align their interests with those of the shareholders and to enable Creo to continue to attract, maintain and reward quality personnel. The Board of Directors adopted certain technical amendments to the Plan, which did not require shareholder approval, in November 1999 in connection with the listing of Creo's shares on The Toronto Stock Exchange. Aside from these, and the amendments for which approval is being sought at the Meeting, the Plan remains in the form approved by the shareholders in 1996. Copies of the Plan, as proposed to be amended, may be obtained by any shareholder from the Secretary of the Corporation at its head office at 3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1.

         The text of the proposed resolution to approve these amendments to the Plan is set out in Schedule "A" of this Circular, which must be passed with or without amendment by the affirmative vote of a majority of the votes cast at the Meeting. Unless a shareholder directs that his or her Common Shares be otherwise voted, voted against or withheld from voting in connection with the proposed amendment to the Plan, the persons named in the enclosed form of proxy will vote in favour of the amendment to the Plan. Implementation of the proposed amendments is subject to the approval of the regulatory authorities.

Indemnification of Directors and Officers and Insurance

         Creo's By-laws provide that Creo will indemnify any of its directors, former directors, officers and former officers, and certain other persons, against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer of Creo. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to Creo's best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of Creo requires prior court approval. Creo has also entered into indemnification agreements with each of its directors and officers.

         Creo has purchased insurance for the benefit of its directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and as outlined in the Insurance Policy. In fiscal 2000, the policy provided coverage to directors and officers in the aggregate amount in any policy year of $10,000,000 (U.S.) up to March 31, 2000 and $25,000,000 (U.S.) from March 31, 2000 to September 30, 2000, subject to a deductible of $25,000 (U.S.) per occurrence other than securities claims, and $100,000 (U.S.) per securities claim. The total premium charged for this insurance during the annual period is $102,228 (U.S.) and is paid by Creo.

Executive Compensation

         During the fiscal year ended September 30, 2000 the aggregate cash compensation paid or payable by Creo to its directors and named executive officers was $1,544,984.

         The following table sets out compensation information for the fiscal years ended September 30, 2000, September 30, 1999 and September 30, 1998 for Creo's Chief Executive Officer and its four (4) other most highly compensated executive officers serving as such at September 30, 2000 (the "named executive officers"). The annual compensation presented below excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

Summary Compensation Table

	Annual Compensation (1)				Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)

Amos Michelson Chief Executive Officer	2000 1999 1998	$162,821 107,835 93,233	$365,220 187,526 124,226	-- -- --	-- -- --

Dan Gelbart President	2000 1999 1998	162,821 107,835 93,233	365,220 187,526 124,226	-- -- --	-- -- --

	Annual Compensation (1)				Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)

Kevin Joyce Vice President, Sales & Marketing, CreoScitex America, Inc.	2000 1999 1998	149,534 201,618 145,444	132,015 -- --	-- -- --	40,000 -- 186

Shlomo Shamir(2) Corporate Vice President, President and Chief Executive Officer, CreoScitex America Inc.	2000 1999 1998	132,695 N/A N/A	38,649 N/A N/A	-- N/A N/A	105,881 N/A N/A

Larry Letteney Vice President, Operations CreoScitex America, Inc.	2000 1999 1998	156,676 120,000 92,500	25,333 10,000 --	-- -- --	61,139 6,884 2,136

  For the purpose of determining the named executive officers, the Annual Compensation for persons that were formerly employed by Scitex compensation data was available for the period from April 4, 2000 to September 30, 2000.

  For the period from April 4, 2000 to September 30, 2000.

Stock Options

         The Plan provides for the grant of incentive stock options to employees of Creo and its subsidiaries and nonstatutory stock options to employees of and consultants to Creo and its subsidiaries. The Plan was initially adopted by the Board of Directors in October 1995, and subsequently approved by the shareholders at the annual meeting in January 1996. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of Creo's business. Initially, 4,000,000 common shares were reserved for issuance under the Plan. In May 1999, the number of common shares reserved was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Plan was made by the Board of Directors in November 1999 in connection with the listing of Creo's common shares on The Toronto Stock Exchange.

         The Plan is administered by Creo's Board of Directors, which acts on the recommendation of its Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of options granted under the Plan, including the number of common shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of options may not exceed ten years. Creo's practice to date has been to grant options with five-year terms.

         Under the Plan the exercise price of incentive stock options must be at least 100% of the fair market value of the common shares on the date of grant. The Board determines the exercise price of nonstatutory stock options.

         As of January 4, 2001, options have been granted under the Plan to purchase 11,589,551 common shares, at prices ranging between $3.75 Cdn. and $51.10 Cdn., and expire on various dates between August 31, 2000 and January 4, 2006. Of the outstanding options, 5,463,280 are fully vested. The remaining options vest at various rates over a maximum period of five (5) years. As at September 30, 2000, no options remained available for future grant under the Plan.

         Creo's Board of Directors, on the recommendation of the Compensation Committee, fixes a global number of options to be made available for distribution to employees under the Plan. In fixing the global number, account is taken of, among other factors, Creo's financial performance in the immediately preceding fiscal year, the level of awards in comparable corporations, overall compensation levels, and potential dilution to shareholders. The global allocation is determined in March of each year, and the options allocated are generally granted to individual employees in April. The actual number of options granted to any individual employee is determined by Creo's Corporate Steering Committee, which consists of its senior management, and is based in part upon the results of the

Creo-wide peer review. The Chief Executive Officer and the Executive Vice Presidents determine the number of options granted to members of the Corporate Steering Committee. The exercise price of the options awarded is equal to the fair market value of Creo's shares on the date of grant. In January 2000, a global allocation of 927,935 options in respect of fiscal 1999 was distributed among employees at an exercise price of C$48.43.

         In April 2000, pursuant to the provisions of the Asset Purchase Agreement with Scitex, Creo granted 118,745 stock options to former Scitex employees who became Creo employees at an exercise price of $39.50 Cdn. These options have a term of five (5) years, and vest over a maximum period of four (4) years on vesting schedules grand-fathered from the Scitex stock option plans.

         In June 2000, the Board of Directors approved a global grant of 1,970,000 options under the Plan, of which 1,800,636 (including 118,745 options granted to former employees of Scitex) were issued on June 1, 2000 with an exercise price of $39.50 Cdn. and expiring on June 1, 2005. The options granted in June 2000 vest January 1, 2001. On August 3, 2000, the Board of Directors approved a global grant of 4,230,000 options under the Plan, of which 3,930,872 were issued on August 14, 2000 with an exercise price of $34.38 Cdn. and expiring on August 14, 2005. The options granted in August 2000 vest over a five (5) year period with 22% vesting on October 1, 2001, 12% vesting on April 1, 2002, and 11% vesting every six months thereafter. On December 11, 2000, 377,828 options were issued to Creo's employees in Belgium, upon approval of the stock option grant by Belgian regulatory authorities, at an exercise price of $32.50 Cdn. and expiring on December 11, 2005. The options issued in December 2000 vest January 1, 2001 over a five (5) year period with 22% vesting on October 1, 2001, 12% vesting on April 1, 2002 and 11% vesting every six (6) months thereafter. In addition, from time to time the Board of Directors approves the issuance of options for new hires. As of January 12, 2001 3,589,551 options granted exceeded the Plan and were issued subject to shareholder and regulatory approval.

         On November 15, 2000, the Board of Directors adopted certain amendments to the Plan, details of which may be found under "Matters to be Acted on at the Meeting - Amendment to 1996 Stock Option Plan".

Option Grants in 2000 Fiscal Year

         The only named executive officers who were granted options during fiscal 2000 are as follows:
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price (C$/Share)	Market Value of Common Shares Underlying Options at the Date of Grant (C$/Share)	Expiration Date

Kevin Joyce	40,000(1)	.5938	$34.28	$43.54	August 14, 2005

Shlomo Shamir	37,381(2)	1.5718	39.50	41.28	June 1, 2005
	68,500(1)		34.28	43.54	August 14, 2005

Larry Letteney	5,157(2)	.9076	48.43	54.58	January 3, 2005
	15,982(2)		39.50	41.28	June 1, 2005
	40,000(1)		34.28	43.54	August 14, 2005

  Options vest over a five (5) year period with 22% vesting on October 1, 2001, 12% vesting on April 1, 2002, and 11% vesting every six months thereafter.

  Options are 100% vested.

           Aggregated Options Exercised During 2000 Fiscal Year and Fiscal Year-End Option Values
Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at September 30, 2000 (exercisable/unexercisable)	Value of Unexercised In-the- Money Options at September 30, 2000($)(1) (exercisable/unexercisable)

Amos Michelson	Nil	Nil	Nil	Nil

Dan Gelbart	Nil	Nil	Nil	Nil

Kevin Joyce	52,789	$1,333,575	Nil/66,000	Nil/$1,158,792

Shlomo Shamir	Nil	Nil	6,939/84,482	$53,563.72/$766,671

Larry Letteney	4,682	$135,872	12,569/56/834	$189,768.81/$592,234

    Based on the closing price of the common shares on the NASDAQ National Market on the last trading day of the fiscal year, being $34.00.

  Report on Executive Compensation

           The members of the Compensation Committee of Creo's Board of Directors during the fiscal year ended September 30, 2000 were Raffi Amit, Thomas D. Berman (until March 2000), John Bu (until July 2000), Yoav Chelouche (from April 2000), Charles Young (from August 2000), Amos Michelson (became a non-voting member April 2000) and Kenneth Spencer. With the exception of Amos Michelson, all of the members of the Compensation Committee were unrelated non-management directors within the meaning of the guidelines on corporate governance of the TSE. Raffi Amit served as Chair of the Committee until December 1999, when Kenneth Spencer was appointed Chair.

           The Compensation Committee has overall responsibility for, among other matters, the terms of employment (including compensation arrangements) of senior executives and succession planning. The Compensation Committee is also responsible for making recommendations with respect to awards under Creo's 1996 Stock Option Plan and the amount of any bonuses to be distributed under the Profit Sharing Plan. The Compensation Committee met three (3) times in fiscal 2000.

           The following is the Compensation Committee's report on executive compensation in respect of fiscal 2000.

           Compensation Philosophy

           Creo's goal is to create value for its shareholders. Compensation for its senior executives is accordingly designed to reflect the following considerations: to provide a strong incentive to management to achieve Creo's goals each year; to ensure that the interests of management and of the shareholders are aligned; and to enable Creo to attract, retain and motivate the quality of people necessary to its business in the light of competition for qualified personnel. Creo's approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is both intense and not limited by national boundaries.

           The compensation paid to senior executives generally consists of base salary and stock option allocations. Creo's compensation policy reflects a belief that a significant portion of total compensation for its senior executives should be "at risk" in the form of stock options, so as to create a strong incentive to build shareholder value. Amos Michelson, Creo's Chief Executive Officer and Dan Gelbart, Creo's President, do not receive option grants in view of their substantial share ownership. An attempt is made to provide total compensation for senior executives in the range of the 75th to 90th percentile of total compensation paid to persons occupying comparable positions in comparable corporations.

           Base Salary

           In general, Creo seeks to provide base salaries to its senior executives at the median of the range of base salaries paid to persons occupying comparable positions in comparable Canadian corporations, subject to variations reflecting the results of an annual corporation-wide peer review of all Creo employees, including senior executives.

           In the case of Messrs. Michelson and Gelbart, base salaries are determined by the Board of Directors on the recommendation of the Compensation Committee. For the 2000 fiscal year, each of Messrs. Michelson and Gelbart was paid a base salary of $162,821.

           Bonuses awarded to Messrs. Michelson and Gelbart are determined by Creo's Board of Directors, on the recommendation of the Compensation Committee. For the fiscal year 2000, the Board approved payment to each a bonus of $500,000 Cdn.

           Stock Options

           Executives are eligible to participate in the 1996 Incentive Stock Option Plan.

           Submitted by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors:

           Raffi Amit
           Yoav Chelouche
           Kenneth Spencer
           Charles Young

  Performance Graph

           The following graphs compare the cumulative shareholder return on $100 invested in Creo's common shares in the period from August 5, 1999, the date of Creo's initial public offering, to September 30, 2000, the end of Creo's most recently completed financial year, with the total cumulative return of (i) the TSE 300 Composite Index and (ii) the NASDAQ Total Return Index, for the same periods (assuming reinvestment of all dividends).

  CORPORATE GOVERNANCE

  Statement On Corporate Governance Practices

           The TSE requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule "B" to this Circular sets out the principal components of the Guidelines, and indicates the extent of Creo's compliance with them.

           Mandate of the Board and the Board's Expectations for Management

           Under the CBCA, the directors are required to manage Creo's business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

           In discharging this responsibility, Creo's Board of Directors oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic management process consists of an annual review of Creo's business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo's business, including financial risks, and assesses the systems established to manage those risks. Directly, and through its Audit Committee, the Board also assesses the integrity of Creo's internal financial control and management information systems.

           In addition to those matters which must by law be approved by the Board, Board approval is required for annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

           The Board expects management to focus on enhancing shareholder value by formulating and refining Creo's corporate mission and securing the commitment of Creo employees to that mission, developing strategies consistent with it and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning Creo's business and affairs, including monthly financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

           The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone or video conferencing facilities. Creo's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

           Composition of the Board

           At the last annual meeting held on March 30, 2000, Creo's shareholders elected seven directors and approved an amendment to its Articles of Incorporation permitting the directors to appoint additional directors between shareholders' meetings, to a maximum of one third of the number elected at the previous annual meeting.

           Of the seven directors elected at the Annual Meeting in March 2000, five were "unrelated" within the meaning of the Guidelines - that is, they were independent of management and free from any interest or any business or other relationship with Creo which in the opinion of Creo's directors could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo's Chief Executive Officer, and Dan Gelbart, Creo's President, were "related" within the meaning of the Guidelines. Subsequent to the Annual Meeting:

    two additional directors, Rimon Ben-Shaoul and Yoav Chelouche, both nominees of Scitex, were appointed to the Board of Directors pursuant to the provisions of the Asset Purchase Agreement between Creo and Scitex Corporation. Messrs. Ben-Shaoul and Chelouche are considered "unrelated" directors within the meaning of the Guidelines.

    two directors, John Bu and Thomas Berman, resigned, and were replaced by Norman Francis and Douglas Brengel. Mr. Francis is an unrelated director. Mr. Brengel is a senior officer of Salomon Smith Barney, Inc., who acted as Creo's lead underwriter in connection with its initial public offering, and who, on an ad hoc basis, provides various financial advisory services to Creo. In the opinion of Creo's directors, Mr. Brengel is an unrelated director.

           Creo does not have a "significant shareholder" within the meaning of the Guidelines, that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

           Board Committees

           Creo's Board of Directors has established three committees:

           Audit Committee

           Prior to April 2000, the Audit Committee was composed of three unrelated directors. Following the closing of the Scitex transaction, Rimon Ben-Shaoul became a member of the Audit Committee (with Yoav Chelouche as his alternate), and following this appointment the Committee consisted of a majority of unrelated directors. The Audit Committee is responsible for, among other matters:

      reviewing and making recommendations for the appointment of independent auditors and the annual audit of Creo's financial statements and internal accounting practices and policies; and

      reviewing the annual and interim financial statements and any public disclosure documents containing financial information prior to their release.

  The Audit Committee met four (4) times during fiscal 2000 and will meet on at least a quarterly basis during fiscal 2001.

           Compensation, Nominating and Corporate Governance Committee

           For the first half of fiscal 2000 the Compensation Committee consisted of four unrelated directors. Following closing of the Scitex transaction, and pursuant to a provision in the Asset Purchase Agreement, Yoav Chelouche was appointed on the designation of Scitex to the Board of Directors and as a member of the Compensation Committee. Following this appointment, the Committee consisted of a majority of unrelated directors. In addition, Amos Michelson, our Chief Executive Officer, participated in certain of the proceedings of the Committee, but as a non-voting member. The Compensation Committee is responsible for, among other matters:

      reviewing the composition and governance of Creo's Board of Directors, the effectiveness of the Board as a whole and the contribution made by each of the directors, and making recommendations for appointment or election of directors and the orientation of new directors;

      reviewing and making recommendations concerning the membership and the powers, mandates and performance of committees of the Board; and

      reviewing and making recommendations to the Board for maintaining an effective working relationship between the Board and management.

           The Co-Chairs of the Board are responsible for overseeing the effective operation of the Board. The Board is relatively small in size, and a majority of its members have been directors or observers at Board meetings for a number of years and accordingly are fully familiar with Creo's operations. The Compensation Committee believes that the process for assessing ongoing performance, while informal is effective, and formal procedures in this connection are not currently required.

           Finance Committee

  The Finance Committee is composed of two unrelated directors. Messrs. Bu and Berman were members of the Finance Committee until they resigned as directors. With their resignations, the function of the Finance Committee was assumed by the Board generally. The Finance Committee maintains general oversight of proposed financing terms, risk management procedures and other transactions that could materially affect Creo's financial or corporate structure, and provides general advice to the Chief Financial Officer concerning these matters. It did not hold any formal meetings in fiscal 2000, but committee members did consult with the Chief Financial Officer as the occasion required.

           Shareholder Feedback

           The Chief Financial Officer and the corporate relations group are responsible for investor relation functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

  FINANCIAL STATEMENTS

           The consolidated financial statements of Creo for the fiscal year ended September 30, 2000, together with the auditors' report on these statements, will be placed before shareholders at the Meeting. These financial statements form part of Creo's annual report, which accompanies this Circular.

  OTHER BUSINESS

           The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to the matters set forth in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

           The Creo Board of Directors is not aware that any matters are to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their judgement.

           On any ballot that may be called for at the Meeting, all common shares in respect of which the persons named in the accompanying form or forms of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted as stated above.

  GENERAL

           The Board of Directors of Creo has approved the contents and the sending of this Circular.

           Dated at Burnaby, British Columbia this 12th day of January 2001.

/s/	Michael C. Graydon
Executive Vice-President
Chief Financial Officer and Corporate Secretary

  SCHEDULE "A"

  RESOLUTION RE AMENDMENT TO OPTION PLAN

  BE IT RESOLVED THAT:
    The amendment to the Company's 1996 Stock Option Plan, as amended (the "Plan") to increase the maximum number of common shares of the Company (the "Common Shares") which may be granted under the Plan from 8,000,000 Common Shares to 12,000,000 Common Shares, and as more particularly described under the heading "Amendment to 1996 Stock Option Plan" in the Management Information Circular of the Company dated January 12, 2001, be and is hereby approved.

    Any one officer or director of the Company be and is hereby authorized for and on behalf of and in the name of the Company, to do all such acts and things and to execute and deliver, whether under corporate seal of the Company or otherwise, all such documents and writings as in his sole discretion are necessary or desirable to give effect to this resolution.

  SCHEDULE "B"

  TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES
TSE Guidelines	Does Creo Comply?	Comments

1. The Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:
(a) adoption of a strategic planning process	Yes
  The Board maintains oversight of management's strategic planning initiatives through annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate Board approval.

(b) identifying the principal risks of Creo's business and implementing risk management systems	Yes

  The Board has established a Finance Committee that gives general advice from time to time to the Chief Financial Officer and reports to the Board, which also received monthly progress and financial reports from management. With the resignations of Messrs. Bu and Berman during the fiscal year, the function of the Finance Committee was assumed by the Board generally.

(c) succession planning and monitoring senior management	Yes	The mandate of the Board's Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.
(d) communications policy	Yes	The Board reviews periodically the arrangements initiated by management, under the general supervision of the Chief Financial Officer, to ensure effective communication with its stakeholders and the public.

(e) integrity of internal control and management information systems	Yes

  The Board's Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls. It meets with Creo's external auditors at least once in each fiscal quarter, reviews interim results, and reports to the Board.

TSE Guidelines	Does Creo Comply?	Comments

2. Majority of directors should be "unrelated"	Yes

  Directors during fiscal 2000:

  Raffi Amit - Unrelated

  Douglas Brengal - Unrelated (appointed August 3, 2000)

  Norman Francis - Unrelated (appointed August 3, 2000)

  David A. Bennett - Unrelated (ceased acting as a director January 24, 2000)

  Thomas Berman - Unrelated (ceased acting as a director May 30, 2000)

  John Bu - Unrelated (ceased acting as a director August 2, 2000)

  Yoav Chelouche - Unrelated (appointed April 4, 2000)

  Rimon Ben-Shaoul - Unrelated (appointed April 4, 2000)

  Dan Gelbart - Related (President of Creo)

  Amos Michelson - Related (Chief Executive Officer of Creo)

  Douglas Richardson - Related (Creo employee) (ceased acting as a director March 30, 2000)

  Kenneth A. Spencer - Unrelated

  Charles Young - Unrelated

  The determination as to whether a director is related was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with Creo, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director.

TSE Guidelines	Does Creo Comply?	Comments

3. Appoint a committee composed exclusively of unrelated, non-management directors responsible for appointment/assessment of directors.	No

  The Compensation, Nominating and Corporate Governance Committee are responsible for recommending potential new directors and assessing the performance and contribution of directors. A majority of the current members of the Committee are unrelated, non-management directors. Amos Michelson is the only related member of the Committee but is a non-voting member.

4. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	Yes	These are all responsibilities entrusted to the Compensation, Nominating and Corporate Governance Committee.
5. Provide orientation and education programs for new directors	No	Creo intends to prepare and maintain a "Directors' Policy Manual" to assist new and existing Board members.
6. Consider the size of the Board, with a view to improving effectiveness	Yes
  The Board is specifically mandated to fix its size, subject to shareholders approval. The Compensation, Nominating and Corporate Governance Committee is charged with the duty of assisting the Board in matters pertaining to, among other things, the organization and composition of the Board. The Board has determined that an appropriate size for Creo's Board, given its current position is in the range of seven to nine directors.

7. Review compensation of directors in light of risks and responsibilities	Yes

  During fiscal 2000 the directors did not receive any cash compensation for acting as such, but were eligible to receive, and were granted, stock options. The Compensation, Nominating and Corporate Governance Committee review this policy annually.

8. Committees should generally be composed of non-management directors	Yes
  During fiscal 2000, all Board committees except for the Compensation, Nominating and Corporate Governance Committee of which Amos Michelson was a non-voting member, were composed entirely of non-management directors.

9. Appoint a committee responsible for approach to corporate governance issues	Yes	The Compensation, Nominating and Corporate Governance Committee are responsible for developing and monitoring the Corporation's approach to corporate governance issues.

TSE Guidelines	Does Creo Comply?	Comments

10. Define limits to management's responsibilities by developing mandates for:
(a) the Board	Yes
  The Board has plenary power and responsibility. Any responsibility which is not delegated to senior management or a Board committee remains with the entire Board. Terms of reference for the Board have been established.

(b) the Chief Executive Officer	Yes	The limits to the authority and the corporate objectives of the Chief Executive Officer are defined by Creo's annual plan and budget, and by terms of reference established for the position.
11. Establish structures and procedures to enable the Board to function independently of management	Yes
  The Co-Chairs of the Board are independent of Creo's management. The Board and its committee meet independently of management when warranted. In addition, when appropriate, in camera sessions are held at Board meetings in the absence of management.

12. Establish an Audit Committee with a specifically defined mandate	Yes

  The mandate of the Audit Committee, all of whose members are non-management directors, includes monitoring the audit and the preparation of financial statements, reviewing all prospectuses, annual and quarterly reports, annual information forms and other similar documents and meeting with the outside auditors independently of management.

13. Implement a system to enable individual directors to engage outside advisers, at corporation's expense	Yes	Individual directors may engage outside advisors at the expense of the corporation, with the approval of a majority of the non-management directors.

  This is your ADMISSION TICKET to the Creo Products Inc. Annual Meeting to be held on Wednesday, February 21, 2001 at 3:00 p.m. (local time) at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia.

  Please present this ticket at the Meeting to avoid registration delays.

  TEAR HERE

  IMPORTANT NOTICE

  QUARTERLY REPORTS - Do you with to receive them?

  Creo Products Inc. ("Creo") provides quarterly financial information to the investment community. Many registered shareholders do not wish to receive these subsequent quarterly reports by mail. By mailing only to those shareholders who request the reports, Creo can achieve savings in both paper usage and expense.

  To assist with this program, please check the box below only if you wish to receive quarterly reports. Return this card, together with your proxy, in the envelope provided.

  If this card is not returned we will assume you do not wish to receive these reports; however, you will continue to receive the annual report and associated proxy material.

  ٱ If you wish to receive Creo Products Inc. quarterly reports in fiscal 2001, please check here.

  If you received more than one copy of the annual report it could be that you are registered on the share register in more than one way. To reduce multiple mailings you must submit a written request to Montreal Trust to consolidate your accounts. This cannot be done without written instruction. This consolidation may not be possible if you hold common shares that are registered in your broker's name.

  CREO PRODUCTS INC.

  This proxy is solicited by the management of Creo Products Inc. ("Creo" or the "Corporation") for use at the annual meeting of the holders of common shares of the Corporation (the "Meeting") to be held at 3:00 p.m. (local time) on Wednesday, February 21, 2001, at the Hilton Vancouver Metrotown, 6083 McKay Avenue, Burnaby, British Columbia.

  PROXY

  I am entitled to execute this proxy in respect of common shares of Creo Products Inc., and I appoint AMOS MICHELSON or, failing him, DAN GELBART or ________________________________________ ("my proxyholder") to attend, vote and act on my behalf at the Annual Meeting of holders of common shares of Creo Products Inc. to be held on February 21, 2001 or at any adjournment of that meeting as if I were personally present. I direct my proxyholder to vote my common shares on any ballot that may be called for on all matters properly brought before the meeting and specifically as set out below:
(a) on the election of the following persons as directors of Creo:		For	Withhold from voting
	Rimon Ben-Shaoul	ٱ	ٱ
	Douglas A. Brengel	ٱ	ٱ
	Yoav Z. Chelouche	ٱ	ٱ
	Mark Dance	ٱ	ٱ
	Norman B. Francis	ٱ	ٱ
	Amos Michelson	ٱ	ٱ
	Kenneth A. Spencer	ٱ	ٱ
	Morgan Sturdy	ٱ	ٱ
	Charles E. Young	ٱ	ٱ

  (b) on the resolution to amend Creo's 1996 Incentive Stock Option Plan to increase the maximum aggregate number of common shares reserved for issuance under the Plan from 8,000,000 to 12,000,000 as set out in Schedule A of the Proxy Circular of Creo dated January 12, 2001

		For ٱ	Against ٱ

(c) on the resolution to appoint KPMG LLP as Creo's auditor and authorize the directors to fix their remuneration		For ٱ	Withhold vote ٱ

  With respect to amendments or variations to the matters described above or other matters which may properly come before the meeting, I hereby confer discretionary authority on my proxyholder to vote as he or she thinks fit. I hereby revoke all former proxies and ratify everything my proxyholder may do at the meeting or any adjournment of it.

Signature of registered holder (or duly authorized officer if a corporation)

Please Print Name	Date		2001

  CREO PRODUCTS INC.

  Instructions:

    If you are unable to attend the Meeting but wish to be represented, you have the right to appoint a person, who need not own common shares, to attend and vote on your behalf. If you use this form of proxy but want to appoint someone other than Amos Michelson or Dan Gelbart as your proxy holder, you should cross out their names and insert the name of your preferred proxyholder in the blank space provided. Your proxyholder should then attend the meeting to vote on your behalf.

    You should indicate your choice for each item listed by checking the appropriate box. If you do not specify a choice, your common shares will be voted in favour of each of the matters identified below. If you wish the common shares represented by this proxy to be voted for or against the motions set out below or, in the case of the election of directors and the appointment of auditor, withheld from voting, you should mark the appropriate box with an X or a tick (4).

    In order to be valid, this proxy must be dated and signed by you as registered holder or by your properly appointed attorney. If the registered holder is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation. Proxies must be received by Montreal Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 no later than 3:00 pm (local time) on February 20, 2001, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays), before the time the adjourned Meeting is to be reconvened. The fax number for Montreal Trust Company of Canada is (604) 683-3694. If you do fax the proxy, you should also mail the original in the envelope provided. If not dated, the proxy will be deemed to be dated February 20, 2001.

  ADMISSION TICKET TO THE

  2001 ANNUAL MEETING OF CREO PRODUCTS INC.

  TEAR HERE

  IMPORTANT NOTICE TO SHAREHOLDERS

  REGARDING QUARTERLY REPORTS ON REVERSE